SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Subject Company)

AdCare Health Systems, Inc.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number of Class of Securities)

Boyd P. Gentry

President and Chief Executive Officer

AdCare Health Systems, Inc.

1145 Hembree Road

Roswell, GA 30076

(678) 869-5116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower

229 Peachtree Street, N.E.

Atlanta, Georgia 30303

(404) 522-4700

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

On April 29, 2013, AdCare Health Systems, Inc. (“AdCare”) filed a Current Report on Form 8-K which sets forth in Item 8.01 thereof a risk factor with respect to the Brogdon Family, LLC’s previously announced interest in commencing an unsolicited tender offer to acquire, at a price of $8.00 per share, such number of shares of AdCare’s common stock that would result in Christopher Brogdon beneficially owning at least 55%, but no more that 75%, of the outstanding common stock.  Attached hereto is the risk factor included in the Current Report.

No assurance is made that Brogdon Family, LLC will commence a tender offer for the Common Stock or that, if commenced, such tender offer will be completed on terms acceptable to AdCare’s shareholders or at all.

On April 17, 2013, Brogdon Family, LLC (“Brogdon Family”), an affiliate of Christopher Brogdon, AdCare’s Vice Chairman and beneficial owner of greater than 10% of AdCare’s common stock (the “Common Stock”), informed the AdCare Board of Directors of Brogdon Family’s interest in commencing an unsolicited tender offer to acquire, at a price of $8.00 per share, such number of shares of Common Stock that would result in Mr. Brogdon beneficially owning at least 55%, but no more than 75%, of the outstanding shares of Common Stock (the “Tender Offer”). Brogdon Family also informed the AdCare Board of Directors, or otherwise disclosed, that the Tender Offer will be subject to certain conditions, including, but not limited to: (i) the valid tender of shares of Common Stock totaling at least 55% of the issued and outstanding Common Stock when added to the shares of Common Stock held by Brogdon Family and its affiliates; (ii) the absence of litigation regarding the Tender Offer; (iii) the absence of any governmental order being entered enjoining the Tender Offer (and that such order is not anticipated being entered); (iv) the receipt of any required governmental approvals; and (v) Brogdon Family obtaining  appropriate financing.

AdCare does not control if or when Brogdon Family commences the Tender Offer or, if commenced, the ultimate terms of the Tender Offer, including the price offered for the Common Stock. No assurance is made that Brogdon Family will commence the Tender Offer or that, if commenced, it will be completed on terms acceptable to AdCare’s shareholders or at all.

If and when the Tender Offer is commenced, then, consistent with its fiduciary duties and as required by applicable law, the AdCare Board of Directors, in consultation with AdCare’s independent financial and legal advisors (a) will review the Tender Offer to determine the course of action that it believes is in the best interests of AdCare and its stockholders and (b) will advise stockholders of its formal position regarding the Tender Offer within ten business days after its commencement by making available to AdCare’s shareholders and filing with the Securities and Exchange Commission (the “SEC”) a solicitation/recommendation statement on Schedule 14D-9.

If the Tender Offer is commenced, then AdCare will file a solicitation/recommendation statement with the SEC.  INVESTORS AND ALL ADCARE SECURITY HOLDERS ARE URGED TO READ SUCH STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY ADCARE THROUGH THE WEBSITE MAINTAINED BY THE SEC AT http://www.sec.gov.